Exhibit 99.1

GFL Environmental Inc. Announces Closing of Secondary Offering by Selling Shareholders

VAUGHAN, ON, March 31, 2025 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced the closing of the previously announced secondary offering (the “Offering”) by Ontario Teachers' Pension Plan Board, GFL Borrower II (Cayman) LP, Poole Private Capital, LLC and entities affiliated with HPS Investment Partners, LLC of an aggregate of 18,887,723 subordinate voting shares. GFL acquired 7,056,027 subordinate voting shares under the Offering (the “Secondary Offering Transaction”) pursuant to exemptive relief received by the Company from the Ontario Securities Commission on March 13, 2025, entitling it to purchase up to 38,157,045 subordinate voting shares in certain secondary offerings until March 13, 2026 (the “Order”).

On March 25, 2025, GFL also purchased 17,050,298 subordinate voting shares from funds managed by BC Partners (the “Share Repurchase Transaction”). In addition, GFL has purchased 7,618,758 subordinate voting shares under its normal course issuer bid announced on February 27, 2025 (the “NCIB”). Across the Secondary Offering Transaction, the Share Repurchase Transaction and its NCIB, GFL has purchased for cancellation a total of 31,725,083 subordinate voting shares. As a result, GFL has used all available capacity under its NCIB but still retains the ability to purchase up to 14,050,720 subordinate voting shares pursuant to the Order.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management services through its platform of facilities throughout Canada and in 18 U.S. states. Across its organization, GFL has a workforce of more than 15,000 employees.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com